HESKETT & HESKETT

ATTORNEYS AT LAW

JOHN HESKETT               2401 NOWATA PLACE, SUITE A  TELEPHONE  (918) 336-1773

JACOB HESKETTBARTLESVILLE, OKLAHOMA 74003  FACSIMILE  (918) 336-3152

-------------------------------------------  Email: info@hesklaw.com

JACK HESKETT (1932 - 2005)

BILL HESKETT (1933 - 1993)

November 29, 2021

Division of Corporate Finance

Office of Technology

United States Securities

and Exchange Commission

Re:Victoria Lake, Inc.

Amended Registration Statement on Form 10-12G

Filed on November 3, 2021

File No. 000-56316

Dear sir or madam:

I am counsel for Victoria Lake, Inc. and am in receipt of your letter dated November 16, 2021, regarding the referenced filings. The Company’s responses to your questions are as follows:

Amended Registration Statement on Form 10-12g filed November 3, 2021

General

1.We note that the Form 10-Q for the quarter ended August 31, 2021 was due October 15, 2021. Please file this quarterly report.

Response: The Form 10-Q is current being reviewed and will be filed as soon as possible.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 21

1.We reissue comment 1. Please provide the information required by Item 403 of Regulation S-K for common stock, including a beneficial ownership table. The disclosure in this section currently only provides the disclosure regarding preferred stock. We note the market information on page 25 and elsewhere in the registration statement reflects the common stock as trading on the OTC Pinks. We note that the preferred stock is convertible into common stock. Please revise to include the conversion of the preferred stock in the beneficial ownership table for common stock. See Instruction 2 to Item 403 and Rule 13d-3 of the Exchange Act Please also clearly reflect the voting power of the

Response: We have revised this section as required. We note that the chart was lacking in certain information required by Item 403 and have included that omitted information into the chart along with the corresponding footnotes.

Item 10. Recent Sales of Unregistered Securities, page 26

1.We partially reissue comment 3. Please revise to provide the disclosure required by Item 701 of Regulation S-K for the issuance of securities in the domiciliary merger, as referenced in footnote 1 to the financial statements, the exemption relied upon and the facts supporting your reliance upon the exemption relied upon. In addition, please clarify the consideration for each transaction, including Mr. Peterson's acquisition of the Series L shares in February 2021.

Response: We have revised this section to include the required information including the exemption claimed. Please note the Commission has long held this form of transactions exempt under Section 2(3) as having not involved a “offer, offer to sell, or offer for sale”. See generally The Bon-Ton Stores, Inc. (available July 14, 1995)

The foregoing information is deemed to be Company’s complete response to your inquiries of November 16, 2021. In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jacob Heskett

Jacob Heskett